

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 5, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

      Re: **Robert James & Associates, Inc.**
               Amendment No. 7 to the Offering Statement on Form 1-A
               Amendment filed October 23, 2007
               File No. 24-10142

Dear Mr. Tonachio:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4</u>

1.   We note your response to our prior comment one and continue to believe that additional disclosure is warranted. Please revise to disclose, for each state in which you will conduct your offering, either the registration number for your offering in that state or the specific state law exemption you will rely on for sales in that state.

Risk Factors, page 3

2.   Please revise to clarify whether Mr. Tonachio will only be amend or waive the lock-up agreement in order to effect a corporate transaction beneficial to the entire company and its entire shareholder base. If not, revise to indicate that Mr. Tonachio has discretion to amend the agreement for any reason.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.   We note that the company has added disclosure on page 27 in response to prior comment four from our letter dated September 18, 2007. However, the revised disclosure, especially concerning your product attributes appears unduly promotional and more suitable to the product marketing literature than a Form 1-A offering. Please revise to address the basics of these new products, including the type of insurance they provide, the insurer, target audience, and the amount of revenue generated from them during the relevant period.

Exhibits

Exhibit 4.0

4.   Please revise the text of the last paragraph to your legality opinion. As currently written it appears that you are assuming that the issuance will be "pursuant to the Nevada General Corporation Law and the Articles of Incorporation." This appears to limit the scope of your opinion, please revise accordingly. Also, please revise to indicate the file number associated with the offering statement. Lastly, we also note a reference to the Delaware constitution, which does not appear relevant since the company is incorporated in Nevada.

Closing Comments

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Lee W. Cassidy
        Fax: (202) 745-1920